SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the fiscal year ended December 31, 2025

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
For the transition period from _____________ to _____________

Commission file number 001-3220

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMMUNITY TRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Kentucky	61-0979818
(State or other jurisdiction of incorporation or organization)	IRS Employer Identification No.

346 North Mayo Trail	41501
Pikeville, Kentucky	(Zip Code)
(address of principal executive offices)

(606) 432-1414
(Registrant's telephone number)

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

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Report of Independent Registered Public Accounting Firm

To the Plan Administrator, Plan Participants and
Community Trust Bancorp, Inc. Audit Committee
Community Trust Bancorp, Inc. Employee Stock Ownership Plan
Pikeville, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the Plan) as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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Supplemental Information

The supplemental information in the accompanying ERISA-required Supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025, and the Schedule of Reportable Transactions for the year ended December 31, 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.

We have served as the Plan’s auditor since 2025.

Grand Rapids, Michigan
June 26, 2026

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2025 and 2024

Assets	2025	2024
Cash	$8,238	$7,996

Investments at fair value:
Community Trust Bancorp, Inc. common stock	43,323,070	40,323,800
Mutual funds	1,045,347	900,499
Money market funds	35,462	29,192
Total investments	44,403,879	41,253,491

Receivables:
Accrued interest and dividends	405,742	358,388
Total receivables	405,742	358,388

Net assets available for benefits	$44,817,859	$41,619,875

See notes to financial statements.

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Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2025 and 2024

Additions:	2025	2024
Contributions	$2,124,288	$1,967,961

Investment income:
Net appreciation in fair value of investments	2,820,778	7,175,318
Interest and dividends	1,574,433	1,475,316
Total investment income	4,395,211	8,650,634

Deductions:
Benefits paid to participants	(3,321,515)	(4,234,245)

Increase in net assets available for benefits	3,197,984	6,384,350

Net assets available for benefits:
Beginning of year	41,619,875	35,235,525

End of year	$44,817,859	$41,619,875

See notes to financial statements.

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Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Notes to Financial Statements

As of December 31, 2025 and 2024 and
For the Years Ended December 31, 2025 and 2024

1. Description of Plan

The following description of the Community Trust Bancorp, Inc. Employee Stock Ownership Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information, which are available from the Plan Administrator.

General

The Plan is an employee stock ownership plan covering substantially all employees of Community Trust Bancorp, Inc. (“CTBI”) and all participating subsidiaries, which include Community Trust Bank, Inc. and Community Trust and Investment Company (“CTIC”). CTIC served as trustee of the Plan and Matrix Trust Company and CTIC served as custodians of the Plan for the years ended December 31, 2025 and 2024. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

An employee becomes eligible to participate in the Plan on the entry date following the attainment of age twenty-one and completion of twelve consecutive months of employment in which the employee has at least 1,000 hours of service.

Contributions

Contributions are permitted by CTBI only. In its sole discretion, annually CTBI shall determine an amount to contribute, if any, equal to a percentage of compensation for each eligible participant. The contributions are non-participant directed and invested directly in CTBI common stock. During 2025 and 2024, the contribution percentage was 4% of compensation.

Participant Accounts

Each participant’s account is credited with employer contributions. Earnings or losses on the investments are allocated in proportion to the participant’s interest therein.

Each participant is entitled to exercise voting rights attributable to the shares of CTBI common stock allocated to the participant’s account. The Retirement and Employee Benefits Committee is not permitted to vote any share for a participant. The trustee votes shares for which a participant has given no instructions pursuant to the direction of the Plan Administrator.

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Participant Investment Account Options

The Plan provides for the establishment of various investment funds including CTBI common stock, mutual funds and money market funds. Employer contributions are automatically invested in CTBI common stock. Once a participant attains the age of 55 and has completed ten years of participation in the Plan, the participant may allocate a portion of their Plan balance to other investments within 90 days after the close of each Plan year. These elections may be made for six consecutive years.

Vesting

Vesting of an employee’s interest is 100% in cases of normal retirement at age sixty-five, death or total disability. If a participant’s employment ceases for any other reason, the full value of his or her account is payable to him or her if he has completed at least 1,000 hours or more of vesting service for three plan years. Forfeited nonvested accounts are allocated to the accounts of participants based upon compensation.

Payment of Benefits

Distributions are permitted for disability, death, retirement, or termination of employment. Distribution of funds as a result of retirement or termination from employment may be made either in a lump sum payment (including CTBI common stock if elected) or payments in cash and/or CTBI common stock made in equal annual installments over a period equal to five years. Notwithstanding the foregoing, if the vested interest in the ESOP Stock Fund of a Plan participant exceeds $1,415,000 (as adjusted per Internal Revenue Code Section 409(o)), the distribution period may be extended by one year for each $280,000 or portion thereof that the ESOP Stock Fund exceeds $1,415,000, up to a maximum of five additional years.

Forfeited Accounts

At December 31, 2025 and 2024, forfeited nonvested accounts totaled $650 and $3,141, respectively. These amounts will be used to reinstate any previously forfeited balances required, if any, with the remainder reallocated to participants based upon compensation. Forfeitures of terminated nonvested account balances allocated to remaining participants during the years ended December 31, 2025 and 2024, totaled $0 and $32,984, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition

Investments are reported at fair value. Common stocks and mutual funds are valued at the closing price reported on the active market on which the individual securities are traded. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recognized on the trade date basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

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Use of Estimates and Risk and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan invests in various mutual funds and CTBI common stock. Investment securities, in general, are exposed to various risks, such as interest rates, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits. As of December 31, 2025 and 2024, approximately 96.66% and 96.89% of the Plan’s net assets available for benefits were invested in CTBI common stock, respectively.

Administrative Expenses

Administrative expenses of the Plan are paid by the Plan’s Sponsor as provided in the Plan Document.

Payment of Benefits

Distributions to participants are recorded by the Plan when payments are made.

Subsequent Events

Subsequent events have been reviewed through June 26, 2026, which is the date the financial statements were issued.

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3. Net Assets by Participant and Non-Participant Directed Investments

All CTBI stock is non-participant directed, while the mutual and money market funds are participant directed. Information about the net assets and the significant components of the changes in net assets relating to the participant and non-participant directed investments is as follows:

	2025
	Participant Directed Funds	Non- Participant Directed Employer Fund	Total
Additions:
Investment income:
Net appreciation in fair value of investments	$485,457	$2,335,321	$2,820,778
Interest and dividends	33,934	1,540,499	1,574,433
Net investment income	519,391	3,875,820	4,395,211

Contributions	0	2,124,288	2,124,288
Transfers from non-participant directed funds to participant directed funds	125,925	0	125,925

Total additions	645,316	6,000,108	6,645,424

Deductions:
Benefits paid to participants	(494,198)	(2,827,317)	(3,321,515)
Transfers from non-participant directed funds to participant directed funds	0	(125,925)	(125,925)

Total deductions	(494,198)	(2,953,242)	(3,447,440)

Net increase	151,118	3,046,866	3,197,984

Net assets available for benefits, beginning of year	929,691	40,690,184	41,619,875

Net assets available for benefits, end of year	$1,080,809	$43,737,050	$44,817,859

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	2024
	Participant Directed Funds	Non- Participant Directed Employer Fund	Total
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$131,566	$7,043,752	$7,175,318
Interest and dividends	34,931	1,440,385	1,475,316
Net investment income	166,497	8,484,137	8,650,634

Contributions	0	1,967,961	1,967,961
Transfers from non-participant directed funds to participant directed funds	163,311	0	163,311

Total additions	329,808	10,452,098	10,781,906

Deductions:
Benefits paid to participants	(339,833)	(3,894,412)	(4,234,245)
Transfers from non-participant directed funds to participant directed funds	0	(163,311)	(163,311)

Total deductions	(339,833)	(4,057,723)	(4,397,556)

Net increase	(10,025)	6,394,375	6,384,350

Net assets available for benefits, beginning of year	939,716	34,295,809	35,235,525

Net assets available for benefits, end of year	$929,691	$40,690,184	$41,619,875

4. Federal Income Tax Status

The Plan operates under a non-standardized adoption agreement in connection with Employee Stock Ownership pre-approved plan document sponsored by FIS Business Systems LLC. This pre-approved plan document has been filed with the appropriate agency and received an IRS opinion letter dated June 30, 2020. The Plan has not obtained or requested a separate determination letter for the pre-approved plan. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

5. Plan Termination

Although it has not expressed any intent to do so, CTBI has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become fully vested in their accounts.

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6. Exempt Party-In-Interest and Related Party Transactions

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, any employer whose employees are covered by the Plan, and certain others. All amounts contributed to the Plan are forwarded to the custodians. Professional fees for the administration and audit of the Plan, investment of assets, and trustee services are paid by CTBI. During the years ended December 31, 2025 and 2024, the Plan received dividend income of $1,492,256 and $1,436,528, respectively. Assets acquired net of income earned in 2025 were $2,344,029 while assets disposed totaled $3,172,334. In 2024, assets acquired net of income earned were $1,849,549 with assets disposed totaling $3,881,334.

The Plan held the following party-in-interest investments (at fair value) at December 31:

	2025	2024
CTBI common stock (in dollars)	$43,323,070	$40,323,800

Shares outstanding (in shares)	766,780	760,396

7. Fair Value of Plan Assets

ASC Topic 820, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. In this standard, the FASB clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, ASC Topic 820 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. There have been no significant changes in the valuation techniques during the year ended December 31, 2025. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a nonrecurring basis. The fair value hierarchy is as follows:

Level 1 Inputs – Quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 Inputs - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets and liabilities in active markets, quoted prices in inactive markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 Inputs - Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Following are descriptions of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of net assets available for benefits, as well as the general classification of such assets pursuant to the fair value hierarchy.

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Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the fair value hierarchy. Level 1 securities include CTBI common stock, mutual funds, and money market funds. Shares of mutual funds are valued at quoted market prices. The fair values of CTBI common stock are derived from the closing price reported on the NASDAQ Stock Exchange.

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2025 and December 31, 2024:

		Fair Value Measurements at December 31, 2025 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$43,323,070	$43,323,070	$0	$0
Mutual funds	1,045,347	1,045,347	0	0
Money market funds	35,462	35,462	0	0
	$44,403,879	$44,403,879	$0	$0

		Fair Value Measurements at December 31, 2024 Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

CTBI common stock	$40,323,800	$40,323,800	$0	$0
Mutual funds	900,499	900,499	0	0
Money market funds	29,192	29,192	0	0
	$41,253,491	$41,253,491	$0	$0

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SUPPLEMENTAL SCHEDULES

Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4i
EIN 61-0979818, Plan #007
Schedule of Assets (Held at Year-End)
December 31, 2025

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value

	Mutual Funds
	American Funds	American Balanced R6	**	$14,232

	American Funds	New World R6	**	4,514

	Dodge & Cox	Income Fund	**	77,916

	Dodge & Cox	Stock Fund	**	120,001

	Federated	Hermes MDT Small Cap Core R6	**	18,393

	Fidelity	500 Index Fund	**	388,110

	Goldman Sachs	Short Duration Bond R6	**	21,772

	MFS	Mid Cap Value R6	**	19,747

	Nuveen	International Equity Index Fund R6	**	29,827

	Vanguard	Growth Index Admiral	**	117,273

	Vanguard	Mid-Cap Growth Index Admiral	**	34,687

	Vanguard	Small Cap Growth Index Admiral	**	20,808

	Vanguard	Target Retirement 2020 Fund	**	13,343

	Vanguard	Target Retirement 2025 Fund	**	3,244

	Vanguard	Target Retirement 2030 Fund	**	84,326

	Vanguard	Target Retirement 2035 Fund	**	51,618

	Vanguard	Target Retirement 2050 Fund	**	15,243

	WCM	WCM Focused International Growth Instl	**	10,293

				1,045,347
	Money Market Funds
	Goldman Sachs	Financial Square Government Fund	**	35,462

	Common Stock
*	Community Trust Bancorp, Inc.	Common Stock, 766,780 shares	$25,963,927	43,323,070

	Total Investments		$25,963,927	$44,403,879

*
Indicates a party-in-interest as defined by ERISA.
**
The cost of participant-directed investments is not required to be disclosed.

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Community Trust Bancorp, Inc.
Employee Stock Ownership Plan

Form 5500, Schedule H, Part IV, Line 4j
EIN 61-0979818, Plan #007
Schedule of Reportable Transactions

For the Year Ended December 31, 2025

Identity of Party Involved and Description of Asset	Purchase Price	Selling Price	Number of Transactions	Cost of Asset	Realized Gain
Series of transactions in excess of 5%

Community Trust Bancorp, Inc. common stock	$3,536,659		64	$3,536,659
Community Trust Bancorp, Inc. common stock		$3,172,337	86	$1,996,046	$1,176,291

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CTBI has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMMUNITY TRUST BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN

By:

Date: June 26, 2026	/s/ Mark A. Gooch
Mark A. Gooch
Chairman, President, and Chief Executive Officer

/s/ Kevin J. Stumbo
Kevin J. Stumbo
Executive Vice President, Chief Financial Officer
and Treasurer

/s/ Joanna Boon
Joanna Boon
Senior Vice President/Director of Human Resources